                                                     April 25, 2012

VIA EDGAR AND HAND DELIVERY Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4631 Attention: Rufus Decker

RE:	ArcelorMittal
Form 20-F for the Year ended December 31, 2011
Filed February 22, 2012
Form 20-F/A for the Year ended December 31, 2011
Filed March 6, 2012
File No. 333-146371

Dear Mr. Decker:

By letter dated April 11, 2012, the staff of the Securities and Exchange Commission (the “Staff”) sent ArcelorMittal (“ArcelorMittal” or the “Company”) comments on its above-referenced Annual Report on Form 20-F (“Form 20-F”) and Annual Report on Form 20-F/A (“Form 20-F/A”).  This letter sets forth ArcelorMittal’s responses to the Staff’s comments.  The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, the text of each of which we have incorporated into this response letter for convenience.

Form 20-F for the Year Ended December 31, 2011

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

The Company acknowledges the Staff’s comment and has, where appropriate, in its responses below set out the additional or revised disclosure that it proposes to include in its future filings.

Securities and Exchange Commission, p. 2

Item 3 – Key Information

D.           Risk Factors

General

2.
As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC.  The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx.  As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors.  Therefore, please state this fact under a separate risk factor heading.  Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

The Company acknowledges the Staff’s comment and proposes to include the following risk factor disclosure in future filings:

“The audit report included in this annual report is prepared by auditors who are not inspected by the US Public Company Accounting Oversight Board (“PCAOB”), as such, our investors currently do not have the benefits of PCAOB oversight.

Our auditor, Deloitte Audit, S.à.r.l., as an auditor of companies with shares that are traded publicly in the United States and as a firm registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable United States professional standards.

Because our auditor is located in the Grand Duchy of Luxembourg, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Luxembourg Public Audit Supervisor, our auditor is not currently inspected by the PCAOB. Investors who rely on our auditors’ audit reports are deprived of the benefits of PCAOB inspections of auditors, which may identify deficiencies in those firms’ audit procedures and quality control procedures and improve future audit quality.”

Securities and Exchange Commission, p. 3

Item 4 – Information on the Company

D.           Property, Plant and Equipment

Reserves (Iron Ore and Coal)

3.
You disclose that you own less than 100% of certain mining operations, but reserve estimates have not been adjusted to reflect lower ownership interests.  For each of these mining operations, please disclose your ownership percentage as well as what percentage of the reserves are reported.

The Company draws the Staff’s attention to a table in Item 4 of the Form 20-F under the heading “Mining” that includes disclosure on its ownership interests in its mines.  The table is copied below for the Staff’s convenience.

Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Type of Product
Iron ore
ArcelorMittal Mines Canada	Canada	Mt Wright, Qc	100	Iron ore mine (open pit)	Concentrate and pellets
Minorca Mines	USA	Virginia, MN	100	Iron ore mine (open pit)	Pellets
Hibbing Taconite Mines	USA	Hibbing, MN	62.3	Iron ore mine (open pit)	Pellets
ArcelorMittal Lázaro Cárdenas Volcan Mines	Mexico	Sonora	100	Iron ore mine (open pit)	Concentrate
ArcelorMittal Lázaro Cárdenas Peña Colorada	Mexico	Minatitlán	50	Iron ore mine (open pit)	Concentrate and pellets
ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas	100	Iron ore mine (open pit)	Concentrate, lump and fines
ArcelorMittal Brasil Andrade Mine	Brazil	State of Minas Gerais	100	Iron ore mine (open pit)	Fines
ArcelorMittal Mineração Serra Azul	Brazil	State of Minas Gerais	100	Iron ore mine (open pit)	Lump and fines
ArcelorMittal Tebessa	Algeria	Annaba	70	Iron ore mine (open pit and underground)	Fines
ArcelorMittal Prijedor	Bosnia Herzegovina	Prijedor	51	Iron ore mine (open pit)	Concentrate and lump
ArcelorMittal KryviyRih	Ukraine	Kryviy Rih	95	Iron ore mine (open pit and underground)	Concentrate, lump and sinter feed
ArcelorMittal Temirtau	Kazakhstan	Lisakovsk, Kentobe, Atasu, Atansore	100	Iron ore mine (open pit and underground)	Concentrate, lump and fines
ArcelorMittal Liberia	Liberia	Yekapa	70	Iron ore mine (open pit)	Fines

Coal
ArcelorMittal Princeton	USA	McDowell, WV, Tazewell, VA	100	Coal mine (surface and underground)	Coking and PCI coal
ArcelorMittal Temirtau	Kazakhstan	Karaganda	100	Coal mine (underground)	Coking coal and thermal coal
ArcelorMittal Kuzbass	Russia	Kemerovo	98	Coal mine (underground)	Coking coal

As stated under “—Reserves (Iron Ore and Coal)—Introduction” in Item 4 of the Form 20-F, “ArcelorMittal owns less than 100% of certain mining operations; reserve estimates have not been adjusted to reflect lower ownership interests.” Accordingly, reserve information provided in the Form 20-F reflects 100% of reserves of each mine.  While the information requested by the Staff has been provided in the Form 20-F, in order to provide additional clarity and address the Staff’s comment, the Company proposes to add the following disclosure to future filings (inserted text in bold italics) under “—Reserves (Iron Ore and Coal)—Introduction” in Item 4 of the Form 20-F:

Securities and Exchange Commission, p. 4

“ArcelorMittal owns less than 100% of certain mining operations; reserve estimates have not been adjusted to reflect ownership interests and therefore reflect 100% of reserves of each mine.  Please see the table above under “—Mining” for the ownership interest of ArcelorMittal in each mine.”

4.
Please disclose the commodity price, the cut-off grade, your actual production cost per tonne, and any other information that is material to the calculation of your mineral reserves pursuant to paragraph (1)(a) of the Instructions to Item 4.D of Form 20-F.

The Company acknowledges the Staff’s comment.

With respect to the disclosure of commodity prices used in calculating mineral reserves, the Company draws the Staff’s attention to its statement in the introductory section under “Reserves (Iron Ore and Coal)” in Item 4 of the Form 20-F: “The reported iron and coal reserves contained in this annual report do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to the average contracted price for the three years prior to December 31, 2011.”  To address the Staff’s comment with respect to commodity prices, the Company proposes to add the following disclosure to future filings (inserted text in bold italics):

“The reported iron and coal reserves contained in this annual report do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to the average contracted price for the three years prior to December 31, 2011.  The average iron ore reference price for the last three years (2009 – 2011) was $131.93/dmt CFR China duly adjusted for quality, Fe content, logistics and other considerations.  For the same period, the average coal reference price was $217.08/tonne FOB Australia.”

With respect to the cut-off grade, the Company proposes to add the following qualitative disclosure to future filings:

“The Company establishes optimum design and future operating cut-off grade based on its forecast of commodity prices and operating and sustaining capital costs.  The cut-off grade varies from operation to operation and during the life of each operation in order to optimize cash flow, return on investments and the sustainability of the mining operations.  Sustainability in turn depends on expected future operating and capital costs.”

Accordingly, the Company respectfully submits that disclosure of the cut-off grades of each mine would not be pertinent.

With respect to the Company’s actual production cost per tonne, the Company draws the Staff’s attention to the disclosure in the introductory section under “Reserves (Iron Ore and Coal)” in Item 4 of the Form 20-F: “The demonstration of economic viability is established through the appreciation of a life of mine plan for each operation or project providing a positive net value on a cash-forward looking basis.”  In order to address the Staff’s comment, the Company proposes to include the following additional qualitative disclosure on its production costs in its future filings:

Securities and Exchange Commission, p. 5

“Economic viability is demonstrated using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages.”

The Company notes that additional disclosure regarding the economic assumptions used is provided under “Critical Accounting Policies and Use of Judgments and Estimates—Mining reserve estimates.”

5.
Additionally, please disclose the quality characteristics associated with your coal reserves.  This information should include the heat content, the sulfur content, the ash content, and any other significant characteristics of your coal reserves.

The Company acknowledges the Staff’s comment and will incorporate sulfur content, ash content and volatile content of its metallurgical coal reserves in future disclosures.

Item 5 – Operating and Financial Review and Prospects

A.           Operating Results

Mining Shipments

6.	Please separately disclose iron ore and coal shipped externally from iron ore and coal shipped internally at market price.

The Company acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company proposes in future filings to disclose separately the amounts of iron ore and coal shipped externally and internally.  Set out below, as an example, is the table under the heading “Sales, Steel Shipments, Average Steel Selling Prices and Mining Production” in the operating results discussion of Item 5 of the Form 20-F, with the additional proposed disclosure in bold italics:

Securities and Exchange Commission, p. 6

Mining shipments (million tonnes) (1)	Year ended December 31, 2011	Year ended December 31, 2010
Total Iron ore shipments(2)	51.6	46.7
Iron ore shipped externally and internally and reported at market price(3)	28.0	25.2
Iron ore shipped externally	9.0	7.0
Iron ore shipped internally and reported at market price(3)	19.0	18.2
Iron ore shipped internally and reported at cost-plus(3)	23.6	21.6

Total Coal shipments (4)	8.2	6.6
Coal shipped externally and internally and reported at market price(3)	4.9	3.4
Coal shipped externally	3.5	2.1
Coal shipped internally and reported at market price(3)	1.4	1.3
Coal shipped internally and reported at cost-plus(3)	3.3	3.2

_______________________
(1)
There are three categories of sales: (1) “External sales”: mined product sold to third parties at market price; (2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities reported at prevailing market prices; (3) “Cost-plus tonnes”:  internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or reported at cost-plus is whether or not the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

(2)
Total of all finished products of fines, concentrate, pellets and lumps and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally at cost-plus basis.

(3)
Market-priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could practically be sold to third parties.  Market-priced tonnes that are transferred from the Mining segment to the Company’s steel producing segments are reported at the prevailing market price.  Shipments of raw materials that do not constitute market-priced tonnes are transferred internally on a cost-plus basis.

(4)	Total of all finished products of coal and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

Mining Sales

7.	Given the significance of your intercompany mining sales, expand your disclosure to separately discuss changes in sales to external customers.

The Company acknowledges the Staff’s comment.  The Company respectfully draws the Staff’s attention to the information regarding external sales to customers that was provided in Note 25 to the consolidated financial statements in the Form 20-F/A and in the table under “Business Overview” in Item 4 in the Form 20-F.  In response to the Staff’s comment, the Company proposes in future filings to discuss separately in the operating results discussion of Item 5 the changes in sales to external customers.  Set forth below is an example of such discussion, with the additional proposed disclosure in bold italics:

“In the Mining segment, sales were $6.3 billion for the year ended December 31, 2011, representing an increase of 43% from sales of $4.4 billion for the year ended December 31, 2010. The increase was primarily due to higher selling prices of iron ore and coal driven by increases in international prices, as well as higher shipments from own mines for both iron ore and coal.  Sales in the first half of 2011 were $2.8 billion, up 41% from the same period in 2010, while sales in the second half of the year were $3.5 billion, up 45% from the same period in 2010.  Sales to external customers were $1.5 billion for the year ended December 31, 2011, representing a 30% increase compared to $1.2 billion for the year ended December 31, 2010.  The increase is mainly due to higher shipment volumes and selling prices.   Iron ore shipments to external customers increased 29% from 7 million tonnes in 2010 to 9 million tonnes in 2011, and coal shipments to external customers increased 65% from 2.1 million tonnes to 3.5 million tonnes.  With respect to prices, for example, the average benchmark iron ore price per tonne of $167.59 CFR China and the average benchmark price for hard coking coal FOB Australia were 14.2% and 51% higher than in 2010, respectively.  It should be noted, however, that there may be no direct correlation between benchmark prices and actual selling prices in various regions at a given time.”

Securities and Exchange Commission, p. 7

Operating Income (Loss)

8.
Please discuss in greater detail the business reasons for the changes between periods in operating income of your Mining segment.  In doing so, please disclose the amount of each significant change between periods and the business reasons for it.  In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item.  For example, quantify the impact that higher selling prices of iron ore and coal as well as higher shipments from mines for both iron ore and coal had on operating income.  See Item 303(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Company proposes in future filings to provide additional disclosure regarding the changes in operating income for mining operations. Set forth below is an example of such discussion, with the additional language in bold italics:

“Operating income for the Mining segment for the year ended December 31, 2011 was $2.6 billion, compared to operating income of $1.6 billion for the year ended December 31, 2010. The 58% rise in operating income in 2011 generally reflected higher iron ore and coal selling prices as well as higher shipments of marketable volumes (internal transfers reported at market price and external sales) from own mines for both iron ore and coal.  In terms of selling prices, as noted above, the market price of iron ore and coal increased on average year-on-year.  Iron ore marketable volume for the year ended December 31, 2011 was 28.0 million tonnes, compared to 25.2 million tonnes for the year ended December 31, 2010, representing an increase of 11%.  Coal marketable volume for the year ended December 31, 2011 was 4.9 million tonnes, compared to 3.4 million tonnes for the year ended December 31, 2010, representing an increase of 45%. Cost of sales increased from $2.4 billion to $3.3 billion, an increase of 35%, in line with higher shipments and higher input costs.

Operating income for the segment amounted to $1.4 billion for the second half of the year, compared to $1.2 billion in the first half.  The increase in the second half of 2011 was primarily driven by higher iron ore shipments from own mines, tempered in the fourth quarter by lower average selling prices following the change to the seaborne benchmarking pricing system impacting a substantial proportion of marketable volumes compared to the third quarter of 2011…”

Securities and Exchange Commission, p. 8

9.
We note that your mining segment operating income, prior to the elimination of intercompany operating profit, is very material to your consolidated operating income.  For each period presented, please tell us the amount of mining operating income related to external customer sales.  To the extent these amounts are material to your consolidated operating income, please expand your Key Factors Affecting Operating Results to more fully discuss your mining operations.

The Company acknowledges the Staff’s comment.  The Company respectfully submits to the Staff that it does not allocate depreciation between internal and external sales and is therefore not in a position to inform the Staff of the operating income of the mining segment attributable to external versus internal sales of raw materials.   The Company is in a position to calculate the respective contributions of internal and external sales of raw materials to operating income plus depreciation, impairment and exceptional charges (which the Company calls EBITDA) of the mining segment, as this is the profitability metric that management monitors since the outset of the accounting for mining as a separate segment in 2011.  The Company can advise the Staff that the relative contribution to EBITDA of sales of raw materials to external customers increased from 2010 to 2011, while remaining below one-third of segment EBITDA.  Depending on the materiality of external sales to consolidated operating profitability in future periods, the Company will consider appropriate additions to the Key Factors Affecting Operating Results section of Item 5 in its Form 20-F.

B.           Liquidity and Capital Resources

Sources and Uses of Cash

10.
We note the changes in your accounts receivable and inventory balances as reflected in your Consolidated Statements of Cash Flows materially contributed to the determination of your net cash provided by operating activities during the three years ended December 31, 2011.  Please expand your disclosures to address the underlying reasons for the changes in these balances and consider whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements.

The Company acknowledges the Staff’s comment.  The contribution of changes in trade accounts receivable and payable and inventories to net cash provided by operating activities is discussed under the heading “Net Cash Provided by Operating Activities” in Item 5 of the Form 20-F.  This discussion includes the reason for the increase in inventories, which was the most significant factor in 2011.  To address the Staff’s comment, the Company proposes to add in future filings more granular disclosure of the reasons for changes in the components of working capital, such as inventories and accounts receivable and payable, depending on which components have the most significant effects in a given period.  For example, the discussion of inventory will include a discussion of days sales outstanding and days sales in inventory.  Set out below is an example for the 2010-2011 discussion:

“For the year ended December 31, 2011, net cash provided by operating activities decreased to $1.8 billion, as compared with $4.0 billion for the year ended December 31, 2010, mainly because of operating working capital deployment. The net cash provided by operating activities was negatively impacted by a $3.8 billion increase (excluding discontinued operations) in working capital (consisting of inventories plus trade accounts receivable less trade accounts payable) as inventories increased by $3.1 billion. As the average number of rotation days of inventories remained stable, the increase in inventories was largely attributable to higher levels of steel production compared to 2010 and higher raw material prices as the average benchmark iron ore price per tonne of $167.59 CFR China and the average benchmark price for hard coking coal FOB Australia were 14.2% and 51% higher than in 2010, respectively. Accounts receivable increased by $0.7 billion as a result of higher sales, and accounts payable decreased by $0.1 billion. The year-on-year decrease in net cash provided by operating activities was reduced somewhat by strong operating cash flow generation in the fourth quarter ($2.9 billion) driven by a $1.8 billion release of working capital (itself resulting largely from lower inventories), which was a reversal of the trend of an investment in working capital in the first three quarters of 2011.”

Securities and Exchange Commission, p. 9

Item 15 – Controls and Procedures

11.
Please disclose whether there have been any changes in your internal controls and procedures that occurred during the period covered by your annual report.  Refer to paragraph (d) of Item 15 of Form 20-F.

There were no changes in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of §240.13a-15 or 240.15d-15 of this chapter that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, ArcelorMittal’s internal control over financial reporting.

As required by paragraph (d) of Item 15 of Form 20-F, the Company will describe any changes that occurred during the period covered by the Form 20-F that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.  While paragraph (d) of Item 15 of Form 20-F does not require a statement affirming that there have been no such changes, to address the Staff’s comment, the Company proposes to include a statement to that effect in future filings, to the extent there have been no such changes.

Form 20-F/A for the Year Ended December 31, 2011

Item 18 – Financial Statements

Consolidated Statements of Cash Flows, page F-7

12.
We note that your income from investments in associates and joint ventures is material relative to your net income.  As such, please separately present your undistributed profits of associates and joint ventures as an adjustment to reconcile net income to net cash provided by operations and payments.  Refer to paragraph 20 of IAS 7.

Securities and Exchange Commission, p. 10

The Company acknowledges the Staff’s comment.  To address the Staff’s comment, the Company proposes to include one additional line in its consolidated statements of cash flows in its future filings.  Set out in Annex A is an example based on the consolidated financial statements included in the Form 20-F/A (the additional line is in bold italics).

Note 2:  Summary of Significant Accounting Policies, Page F-11

Exploration and evaluation expenditure, page F-14

13.
Please disclose the amounts of assets, liabilities, income and expense and operating and investing cash flows arising from the exploration and evaluation of mineral resources.  Refer to paragraph 24(b) of IFRS 6.

The Company respectfully informs the Staff that exploration and evaluation of mineral resources were not tracked in 2010 given that amounts were insignificant.  Accordingly, assets related to exploration and evaluation of mineral resources having an intangible character were nil as of December 31, 2010 and amounted to $107 million as of December 31, 2011 mainly as a result of the Baffinland business combination. The amounts related to liabilities, income and expenses were nil as of December 31, 2010 and 2011. Investing cash flows excluding the cash flows related to the Baffinland business combination in 2011 amounted to nil and $13 million as of December 31, 2010 and 2011, respectively.

Note 25: Segment and Geographic Information, page F-84

14.
Within your tabular presentation of your reportable segments on page 85, under the column labeled “Others/Eliminations” you combine all other operation and/or non-operational items which are not segmented together with inter-segment elimination.  Please separately present these amounts in future filings.  Furthermore, tell us the components of the $(161), $(1,092) and $37 adjustments to operating income reflected in this column.  Address this comment as it relates to your selected financial data by segment within your Business Overview section of Item 4.

The Company acknowledges the Staff’s comment.  To address the Staff’s comment, the Company proposes to provide separate columns for “other” and “elimination” in future filings.  Operating income of $(161), $(1,092) and $37 for the years ended December 31, 2009, 2010 and 2011, respectively, include corporate costs, income from non-steel operations (e.g., energy, logistics and shipping services) and the elimination of stock margins between the segments.  Eliminations include both the elimination of intra-group margins realized during the year and the recognition of margins previously eliminated once the goods are sold to third parties.

*                      *                      *                      *                      *

Securities and Exchange Commission, p. 11

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to the undersigned (+33-1-4074-6924) or Monica Kays (+33-1-4074-6983).

Sincerely,

/s/ John D. Brinitzer

John D. Brinitzer

cc:	Simon Evans, Esq.
(ArcelorMittal)

Securities and Exchange Commission, p. 12

Annex A

	Year end December31,
	2009	2010	2011

Operating activities:
Net income (including non-controlling interests)	114	3,005	2,259
Discontinued operations	57	330	(461)
Net income from continuing operations (including non-controlling interests)	171	3,335	1,798
Adjustments to reconcile net income to net cash provided by operations and payments:
Depreciation	4,574	4,395	4,669
Impairment	552	525	331
Net Interest	1,500	1,445	1,822
Income tax expense (benefit)	(4,432)	(1,479)	882
Undistributed profits of associates	217	(317)	(276)
Write-downs of inventories to net realizable value and expense related to onerous supply contracts (*)	2,596	1,189	226
Labor agreements and separation plans	252	46	239
Litigation provisions (reversal)	(433)	145	(78)
Recycling of deferred gain on raw material hedges	(979)	(354)	(600)
Change in fair value of conversion options on Convertible Bonds and call options on ArcelorMittal shares	897	(427)	(42)
Unrealized foreign exchange effects, provisions and other non-cash operating expenses net	(357)	762	1,237
Changes in operating assets, liabilities, provision and other operating cash activities excluding the effect from acquisitions:
Trade accounts receivable	1,355	(433)	(694)
Inventories	5,230	(5,540)	(3,057)
Interest paid and received	(1,419)	(1,320)	(1,659)
Taxes paid	(340)	(197)	(1,237)
Trade accounts payable	(110)	3,442	(74)
Cash contributions to defined benefit plans	(830)	(973)	(1,035)
Cash received from settlement of hedges not recognized in the statement of operations	-	43	175
Cash paid for separation plans	(615)	(240)	(103)
Other working capital and provisions movements	(811)	(277)	(557)
Net cash flows provided by operating activities from discontinued operations	260	245	(190)
Net cash provided by operating activities	7,278	4,015	1,777

Investing activities:
Purchase of property, plant and equipment and intangibles	(2,709)	(3,308)	(4,838)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired of 15, nil and 67 in 2009, 2010 and 2011, respectively	(120)	(75)	(860)
Investments in associates and joint ventures accounted for under equity method	(33)	(327)	(95)
Disposals of financial assets (**)	111	324	2,160
Other investing activities (net) (**)	72	50	(840)
Cash receipt from loan to discontinued operations (***)	-	-	900
Net cash flows used in investing activities from discontinued operations	(105)	(102)	(105)
Net cash used in investing activities	(2,784)	(3,438)	(3,678)

Securities and Exchange Commission, p. 13

Financing activities:
Offering of common shares	3,153	-	-
Proceeds from mandatory convertible bonds	750	-	250
Acquisition of non-controlling interests (****)	-	(593)	(108)
Proceeds from short-term debt	1,681	1,362	1,562
Proceeds from long-term debt, net of debt issuance costs	9,503	8,484	7,169
Payments of short-term debt	(10,323)	(2,179)	(6,728)
Payments of long-term debt	(9,432)	(5,675)	(1,466)
Premium paid for call options on ArcelorMittal shares	-	(1,363)	-
Sale of treasury shares in connection with the call options on ArcelorMittal shares	-	1,363	-
Sale of treasury shares for stock option exercises	12	8	5
Dividends paid (includes 250, 125 and 32 of dividends paid to non-controlling shareholders in 2009, 2010 and 2011, respectively)	(1,334)	(1,257)	(1,194)
Other financing activities (net)	(325)	(109)	(22)
Net cash flows used in financing activities from discontinued operations	(32)	(48)	(8)
Net cash used in financing activities	(6,347)	(7)	(540)
Effect of exchange rate changes on cash	196	(159)	(68)
Net increase (decrease) in cash and cash equivalents	(1,657)	411	(2,509)
Cash and cash equivalents:
At the beginning of the year	7,576	5,919	6,207
Cash held for discontinued operations			123
Reclassification of the period-end cash and cash equivalent of discontinued activities to assets held for sale and distribution	-	(123)
At the end of the year	5,919	6,207	3,821